July 12, 2010

George C. Critz, III, President
Stonecrest One, Inc.
605 Bonita Way
Prescott, Arizona 86301

RE: **Stonecrest One, Inc.**
Form 10-K for Fiscal Year Ended June 30, 2009
Amended March 16, 2010 and April 23, 2010
File No. 0-53305

Dear Mr. Critz:

    We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director